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                         						 EXHIBIT 12(b)


          			  COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
				                         AND PREFERRED SHARE DIVIDENDS
			              SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES


                                                        								   Year Ended

(millions, except ratios)                            1996       1995       1994       1993

Fixed Charges
  Interest and amortization of debt discount
   and expense on all indebtedness                  $1,365     $1,373     $1,279     $1,318

  Add interest element implicit in rentals             121        119        114        105
                                          						     1,486      1,492      1,393      1,423
  Preferred dividend factor                             41         89        234        209
  Interest capitalized                                   5          4          1          3
Total fixed charges                                 $1,532     $1,585     $1,628     $1,635

Income (loss)
  Income (loss) from continuing operations          $1,271     $1,025       $857       $625
  Deduct undistributed net income (loss)
   of unconsolidated companies                           8          9         (7)         6
                                          						     1,263      1,016        864        619
Add
  Fixed charges (excluding interest capitalized
   and preferred dividend factor)                    1,486      1,492      1,393      1,423
  Income taxes (benefit)                               834        703        614        329
    Income (loss) before fixed charges and
     income taxes                                   $3,583     $3,211     $2,871     $2,371

Ratio of income to combined fixed charges
 and preferred share dividends                        2.34       2.03       1.76       1.45



In 1996, all the 8.88% Preferred Shares, First Series were redeemed and therefore in 1997 the Company made no other preferred share dividend payments.


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